                                                    ---------------------------
                                                    OMB APPROVAL
                                                    ---------------------------
                                                    OMB Number: 3235-0145
                                                    ---------------------------
                   UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION         Expires: October 31, 2002
              WASHINGTON, D.C. 20549                ---------------------------
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                                                    hours per response... 14.9
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                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                           NEON COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  640 506 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]    Rule 13d-1(b)
          [ ]    Rule 13d-1(c)
          [X]    Rule 13d-1(d)

-------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.   640 506 10 1                                  PAGE  2  OF  14  PAGES
          -----------------                                   -----   ----

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS                       Energy East Corporation
     IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     14-1798693
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [ ]
     (SEE INSTRUCTIONS)                                                  (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
                 5     SOLE VOTING POWER
                             None (See Schedule A)
  NUMBER OF      ---------------------------------------------------------------
   SHARES        6     SHARED VOTING POWER
BENEFICIALLY                 9,375,839 (1)(See Schedule A)
OWNED BY EACH    ---------------------------------------------------------------
  REPORTING      7     SOLE DISPOSITIVE POWER
 PERSON WITH                 None (See Schedule A)
                 ---------------------------------------------------------------
                 8     SHARED DISPOSITIVE POWER
                             9,375,839 (1) (See Schedule A)
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              9,375,839 (1)
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES  (SEE INSTRUCTIONS)                                      [ ]

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              50.0%(1)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)
              CO
--------------------------------------------------------------------------------

CUSIP NO.   640 506 10 1                                  PAGE  3  OF  14  PAGES
          -----------------                                   -----   ----

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS                   CMP Group, Inc.
           IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                    01-0519429
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
           (SEE INSTRUCTIONS)                                            (b) [X]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
                    Maine
--------------------------------------------------------------------------------
                5      SOLE VOTING POWER
                             None (See Schedule A)
  NUMBER OF     ----------------------------------------------------------------
   SHARES       6      SHARED VOTING POWER
BENEFICIALLY                 9,375,839 (1)(See Schedule A)
OWNED BY EACH   ----------------------------------------------------------------
  REPORTING     7      SOLE DISPOSITIVE POWER
 PERSON WITH                 None (See Schedule A)
                ----------------------------------------------------------------
                8      SHARED DISPOSITIVE POWER
                             9,375,839 (1)(See Schedule A)
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    9,375,839 (1)
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES  (SEE INSTRUCTIONS)                                [ ]

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    50.0%(1)
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)
                    CO
--------------------------------------------------------------------------------

CUSIP NO.   640 506 10 1                                  PAGE  4  OF  14  PAGES
          -----------------                                   -----   ----

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS                  MaineCom Services
           IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
            01-0500220

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
           (SEE INSTRUCTIONS)                                            (b) [X]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
                    Maine
--------------------------------------------------------------------------------
                5      SOLE VOTING POWER
                             None (See Schedule A)
  NUMBER OF     ----------------------------------------------------------------
   SHARES       6      SHARED VOTING POWER
BENEFICIALLY                 9,375,839 (1)(See Schedule A)
OWNED BY EACH   ----------------------------------------------------------------
  REPORTING     7      SOLE DISPOSITIVE POWER
 PERSON WITH                 None (See Schedule A)
                ----------------------------------------------------------------
                8      SHARED DISPOSITIVE POWER
                             9,375,839 (1)(See Schedule A)
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    9,375,839 (1)
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES  (SEE INSTRUCTIONS)                                [ ]

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    50.0%(1)
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)
                    CO
--------------------------------------------------------------------------------

CUSIP NO.   640 506 10 1                                  PAGE  5  OF  14  PAGES
          -----------------                                   -----   ----

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS         New England Investment Corporation
           IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           04-3497486

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
           (SEE INSTRUCTIONS)                                            (b) [X]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
--------------------------------------------------------------------------------
                5      SOLE VOTING POWER
                             None (See Schedule A)
  NUMBER OF     ----------------------------------------------------------------
   SHARES       6      SHARED VOTING POWER
BENEFICIALLY                 9,375,839 (1)(See Schedule A)
OWNED BY EACH   ----------------------------------------------------------------
  REPORTING     7      SOLE DISPOSITIVE POWER
 PERSON WITH                 None (See Schedule A)
                ----------------------------------------------------------------
                8      SHARED DISPOSITIVE POWER
                             9,375,839 (1)(See Schedule A)
------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   9,375,839 (1)
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES  (SEE INSTRUCTIONS)                                [ ]

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    50.0%(1)
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)
                    CO
--------------------------------------------------------------------------------

CUSIP NO.   640 506 10 1                                  PAGE  6  OF  14  PAGES
          -----------------                                   -----   ----

--------------------------------------------------------------------------------
1          NAMES OF REPORTING PERSONS                 New England Business Trust
           IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           04-6906196

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
           (SEE INSTRUCTIONS)                                            (b) [X]

--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
                    Massachusetts
--------------------------------------------------------------------------------
                5      SOLE VOTING POWER
                             None (See Schedule A)
  NUMBER OF     ----------------------------------------------------------------
   SHARES       6      SHARED VOTING POWER
BENEFICIALLY                 9,375,839 (1)(See Schedule A)
OWNED BY EACH   ----------------------------------------------------------------
  REPORTING     7      SOLE DISPOSITIVE POWER
 PERSON WITH                 None (See Schedule A)
                ----------------------------------------------------------------
                8      SHARED DISPOSITIVE POWER
                             9,375,839 (1)(See Schedule A)
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    9,375,839 (1)
--------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES  (SEE INSTRUCTIONS)                                [ ]

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    50.0%(1)
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)
                    OO
--------------------------------------------------------------------------------

                                                          PAGE  7  OF  14  PAGES
                                                              -----   ----

ITEM 1.  (A) NAME OF ISSUER:
                 NEON Communications, Inc. (successor to Northeast Optic Network, Inc.)

         (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                 200 West Park Ave.
                 Westborough, Massachusetts 01851

ITEM 2.  (A) NAME OF PERSON FILING:
                 Energy East Corporation ("EE")(2)
                 CMP Group, Inc. ("CMP") (a wholly-owned subsidiary of EE) MaineCom Services ("MS") (a wholly-owned subsidiary of CMP) New England Investment Corporation ("NEIC") (a wholly-owned subsidiary of MS)
                 New England Business Trust ("NEBT") (a trust owned by NEIC) (All of the reported shares are owned directly by NEBT.)

         (B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: c/o New England Business Trust
                 The Great Road
                 Bedford, Massachusetts 01730
                 Attention: Joseph D Fay, Esq.

         (C) CITIZENSHIP:
                 Energy East Corporation is a New York corporation.
                 CMP Group, Inc. is a Maine corporation.
                 MaineCom Services is a Maine corporation.
                 New England Investment Corporation is a Delaware corporation. New England Business Trust is a Massachusetts business trust.

         (D) TITLE OF CLASS OF SECURITIES:
                 Common Stock, $01 par value per share

         (E) CUSIP NUMBER:
                 640 506 10 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO (Section)(Section) 240.13D-1(B) OR 240.3D-2(B) OR (c), CHECK WHETHER THE PERSON FILING IS A:

    (a)  [ ] Broker or dealer registered under Section 15 of the Act.

    (b)  [ ] Bank as defined in Section 3(a)(6) of the Act.

    (c)  [ ] Insurance company as defined in Section 3(a)(19) of the Act.

    (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

    (e)  [ ] An investment adviser in accordance with (Section) 240.13d-1(b)
             (1)(ii)(E).

    (f) [ ] An employee benefit plan or endowment fund in accordance with (Section) 240.13d-1(b)(1)(ii)(F).

    (g)  [ ] A parent holding company or control person in accordance with

                                                          PAGE  8  OF  14  PAGES
                                                              -----   ----

             (Section) 240.13d-1(b)(1)(ii)(G).

    (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

    (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

    (j)  [ ] Group, in accordance with (Section) 240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

    (a)  Amount beneficially owned by each reporting person: 9,375,839 (1)

    (b)  Percent of class: 50.0%(1)

    (c)  Number of shares beneficially owned by each reporting person with:

           (i) Sole power to vote or to direct the vote: None (See Schedule A)

          (ii) Shared power to vote or to direct the vote: 9,375,839 (1) (See Schedule A)

         (iii) Sole power to dispose or to direct the disposition of: None (See Schedule A)

          (iv) Shared power to dispose or to direct the disposition of:
               9,375,839(1) (See Schedule A)

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.

                                                          PAGE  9  OF  14  PAGES
                                                              -----   ----



ITEM 10. CERTIFICATION.

         Not applicable.


-----------
(1)Includes 4,774,038 shares of common stock of NEON beneficially held by others who together with NEBT may be held to constitute a group because of the shared voting power for the limited purpose described in Schedule A. The reporting persons disclaim beneficial ownership of such 4,774,038 shares.

(2)A subsidiary of Energy East Corporation merged with CMP Group, Inc. on September 1, 2000, as a result of which CMP Group, Inc. became a wholly-owned subsidiary of Energy East Corporation.

                                                          PAGE 10  OF  14  PAGES
                                                              ----    ----


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     February 13, 2001


                                     Energy East Corporation


                                     By: /s/ Kenneth M. Jasinski
                                         -------------------------------------
                                         (Signature)

                                     Kenneth M. Jasinski/Executive Vice
                                     President, General Counsel and Secretary
                                     -----------------------------------------
                                         (Name/Title)

                                     CMP Group, Inc.


                                     By: /s/ Kenneth M. Jasinski
                                         -------------------------------------
                                         (Signature)

                                     Kenneth M. Jasinski/Senior Vice President,
                                     General Counsel and Secretary
                                     -----------------------------------------
                                         (Name/Title)

                                     MaineCom Services


                                     By: /s/ Mark E. Curtis
                                         -------------------------------------
                                                     (Signature)

                                     Mark E. Curtis/President
                                     -----------------------------------------
                                                     (Name/Title)

                                     New England Investment Corp.

                                                          PAGE 11  OF  14  PAGES
                                                              ----    ----


                                       By: /s/ Robert D. Kump
                                          --------------------------------------
                                                       (Signature)

                                       Robert D. Kump/President
                                       -----------------------------------------
                                                       (Name/Title)


                                       New England Business Trust


                                       By: /s/ Robert D. Kump
                                          --------------------------------------
                                                       (Signature)

                                       Robert D. Kump/Treasurer
                                       -----------------------------------------
                                                       (Name/Title)


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (Section)(Section) 240.13d-7 for other parties for whom copies are to be sent.

Attention:   Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                                          PAGE 12  OF  14  PAGES
                                                              ----    ----


                                   SCHEDULE A

         Under the FiveCom, Inc. Principal Stockholders Agreement (the "Stockholders Agreement"), dated as of May 28, 1998, between Northeast Utilities ("NU") and CMP, each of NU, CMP and NEON Communications, Inc. ("NEON") have the right to acquire shares of NEON owned by NEBT and Mode 1 Communications, Inc. ("Mode 1"), an affiliate of NU, in each case in the event of a third party offer and upon the occurrence of certain bankruptcy and insolvency events. As of October 19, 2000, the Stockholders Agreement was amended to add Mode 1 and NEBT as parties and to (i) allow the resale of shares held by the parties pursuant to Rule 144 under the Securities Act 1933, as amended, and to certain affiliates without regard to the transfer restrictions of the Stockholders Agreement; and
(ii) provide for an agreement among the parties as to the voting of shares by Mode 1 and NEBT for directors (which obligation would be reduced or eliminated in the event a party's stock ownership is reduced below certain specified levels).

                                                          PAGE 13  OF  14  PAGES
                                                              ----    ----


                             Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including all amendments thereto) with respect to the filing of this agreement as an exhibit thereto. In addition, each party to this agreement expressly authorizes each other party hereto to file on its behalf any and all amendments to such Statement on Schedule 13G.

                                  Energy East Corporation


                                  By: /s/ Kenneth M. Jasinski
                                      ------------------------------------------
                                      (Signature)

                                  Kenneth M. Jasinski/Executive Vice President, General Counsel and Secretary
                                  ----------------------------------------------
                                      (Name/Title)

                                  CMP Group, Inc.

                                  By: /s/ Kenneth M. Jasinski
                                      ------------------------------------------
                                      (Signature)

                                  Kenneth M. Jasinski/Senior Vice President,
                                  General Counsel and Secretary
                                  ----------------------------------------------
                                      (Name/Title)

                                  MaineCom Services

                                  By: /s/ Mark E. Curtis
                                      ------------------------------------------
                                                  (Signature)

                                  Mark E. Curtis/President
                                  ----------------------------------------------
                                                  (Name/Title)

                                  New England Investment Corp.

                                  By: /s/ Robert D. Kump
                                      ------------------------------------------
                                      (Signature)

                                                          PAGE 14  OF  14  PAGES
                                                              ----    ----

                                  Robert D. Kump/President
                                  ----------------------------------------------
                                                  (Name/Title)

                                  New England Business Trust


                                  By: /s/ Robert D. Kump
                                      ------------------------------------------
                                                  (Signature)

                                  Robert D. Kump/Treasurer
                                  ----------------------------------------------
                                                  (Name/Title)